Free Writing Prospectus filed pursuant to Rule 433 dated January 10, 2024

Registration Statement No. 333-273364

Source: Hashdex AG

January 10, 2024 17:56 ET

Hashdex and Tidal Announce Approval for Listing U.S. Spot Bitcoin ETF

Following conversion of the Hashdex Bitcoin Futures ETF, newly named Hashdex Bitcoin ETF (DEFI) to offer U.S. investors exposure to spot Bitcoin prices

New York / Rio de Janeiro / London, January 10, 2024 – Hashdex, a leading global crypto-focused asset manager, and Tidal Investments LLC (Tidal), a leading name in the ETF industry, today announced approval of its listing rule to convert the Hashdex Bitcoin Futures ETF, currently traded on the New York Stock Exchange (“NYSE”) under the ticker DEFI, to the Hashdex Bitcoin ETF, which will offer spot Bitcoin exposure to U.S. investors.

Hashdex will serve as the digital asset advisor for DEFI, with Tidal Investments LLC to serve as the ETF’s Sponsor and Administrator and BitGo to serve as its Custodian.

“Today’s announcement marks the next phase for the industry by allowing U.S. investors to fully participate in the promise of Bitcoin,” said Marcelo Sampaio, Co-Founder and CEO of Hashdex. “With reinvigorated enthusiasm from wealth managers, institutions and individual investors in holding an asset that acts as a decentralized store of value across macroeconomic conditions, the arrival of a spot Bitcoin ETF in the U.S. could not have come at a better time. We are excited to offer this innovative and regulated product in coordination with Tidal as we further accelerate our mission of empowering individuals and institutions to securely engage with this exciting and revolutionary asset class.”

The Hashdex Bitcoin ETF will be efficiently created through the conversion of the already trading Hashdex Bitcoin Futures ETF, which was launched on the NYSE in 2022 as the world’s first Bitcoin Futures ETF registered under the Securities Act of 1933. Unlike other spot price ETFs that are newly formed, upon completion, the conversion of DEFI will provide investors with immediate exposure to spot bitcoin prices through a trusted and proven product already being traded in the U.S.

“Bitcoin’s time has arrived, and Hashdex and Tidal are proud to offer the Hashdex Bitcoin ETF at this pivotal moment in history,” said Samir Kerbage, CIO at Hashdex. “The conversion of DEFI is the next step in our firm’s six-year history of delivering regulated crypto investment products to professional investors across the globe, helping them understand the investment case for this asset class and its impact to portfolios while enabling them to participate in the digital assets ecosystem in a safe, secure and regulated manner. With our extensive experience as a crypto-focused firm running spot Bitcoin ETFs in multiple regions, we are thrilled to work alongside Tidal to deliver one of the first products that provides U.S. investors with direct exposure to Bitcoin.”

The Hashdex Bitcoin ETF was specifically designed with a rigorous methodology to allow institutional investors to track the price of Bitcoin. The ETF incorporates novel features that underscore its significant interrelationship with the Chicago Mercantile Exchange (“CME”) and provide distinct safeguards for professional investors.

“The Hashdex Bitcoin ETF has been custom-built to offer investor protections that are unavailable when trading Bitcoin directly in unregulated markets,” said Mike Venuto, CIO and Co-Founder of Tidal. “Given Hashdex’s extensive experience of successfully providing investors with industry-first products solely focused on digital assets, they are the ideal partner as we continue to work together to deliver innovative investment solutions that will further accelerate investor exposure to Bitcoin and increase adoption across the U.S.”

Innovative Product Builds on Firm’s Legacy of Crypto Innovation

Hashdex was founded in 2018 with the sole focus of providing global investors with efficient, safe and secure access to the crypto ecosystem. With offices in Brazil, the United States and Europe, the firm has established itself as an industry leader serving more than 215,000 investors across its range of innovative investment vehicles. In partnership with Nasdaq, Hashdex co-developed the Nasdaq Crypto Index™ (NCI™), which benchmarks the institutionally investable crypto market, as well as the the Nasdaq Crypto Index Europe™ (NCIE™).

With extensive experience in digital assets, Hashdex has launched numerous innovative products across Latin America and Europe that align with relevant regulatory environments. Hashdex has more than 80% of the total market share by assets under management (AUM) of Crypto ETFs in Brazil as of December 29. Hashdex also developed the world’s first crypto ETF, the Hashdex-Nasdaq Crypto Index ETF (HASH11), which tracks the NCI™ and is available for trading on both the Brazilian Stock Exchange (B3) and the Bermuda Stock Exchange (BSX) for accredited non-U.S. investors. HASH11 is now the second largest ETF in Brazil by the number of investors.

For more information about the Hashdex Bitcoin ETF (DEFI) please visit https://hashdex-etfs.com/defi

About Hashdex

Hashdex is a global pioneer in crypto asset management. Hashdex invites innovative investors to join the emerging crypto economy. Hashdex’s mission is to provide educational resources and best-in-class products that advance its efforts to help build pathways by opening the crypto ecosystem to the world. The firm co-developed the Nasdaq Crypto Index™ (NCI™) with Nasdaq to provide global investors with a reliable benchmark for the crypto asset class. In 2021, Hashdex introduced the world’s first crypto ETFs and other innovative products, enabling over 215,000 investors to simply and securely add crypto to their portfolios. The firm’s total AUM across its range of products is more than $600 million as of January 9, 2024. For more information visit www.hashdex.com or follow Hashdex on X or LinkedIn.

About Tidal Investments LLC

Formed by ETF industry pioneers and thought leaders, Tidal Investments LLC sets out to revolutionize the way ETFs have historically been developed, launched, marketed, and sold. With a focus on growing AUM, Tidal offers a comprehensive suite of services, proprietary tools, and methodologies designed to bring lasting ideas to market. Tidal is an advocate for ETF innovation. The firm is on a mission to provide issuers with the intelligence and tools needed to efficiently and to effectively launch ETFs and to optimize growth potential in a highly competitive space. For more information, visit https://www.tidalfinancialgroup.com/.

Hashdex Media Contacts:
Kendal Till/Josh Gerth
Dukas Linden Public Relations
Hashdex@DLPR.com

Tidal Media Contacts:
Eric Falkeis
ericf@tidalfg.com

Important information:

Carefully consider the investment objectives, risks, charges and expenses before investing.

This material expresses Hashdex Asset Management Ltd. and its subsidiaries and affiliates (“Hashdex”)'s opinion for informational purposes only and does not consider the investment objectives, financial situation or individual needs of one or a particular group of investors. We recommend consulting specialized professionals for investment decisions. Investors are advised to carefully read the prospectus or regulations before investing their funds. The information and conclusions contained in this material may be changed at any time, without prior notice. Nothing contained herein constitutes an offer, solicitation or recommendation regarding any investment management product or service. This information is not directed at or intended for distribution to or use by any person or entity located in any jurisdiction where such distribution, publication, availability or use would be contrary to applicable law or regulation or which would subject Hashdex to any registration or licensing requirements within such jurisdiction. No part of this

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Investment in any investment vehicle and cryptoassets is highly speculative and is not intended as a complete investment program. It is designed only for sophisticated persons who can bear the economic risk of the loss of their entire investment and who have limited need for liquidity in their investment. There can be no assurance that the investment vehicles will achieve its investment objective or return any capital. No guarantee or representation is made that Hashdex’s investment strategy, including, without limitation, its business and investment objectives, diversification strategies or risk monitoring goals, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Hashdex s investment methodology or that investing any of the protocols or tokens listed in the Information may be considered “conservative,” “safe,” “risk free,” or “risk averse.”

Certain information contained herein (including financial information) has been obtained from published and non-published sources. Such information has not been independently verified by Hashdex, and Hashdex does not assume responsibility for the accuracy of such information.

Hashdex does not provide tax, accounting or legal advice. Certain information contained herein constitutes forward-looking statements, which can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” “believe” (or the negatives thereof) or other variations thereof. Due to various risks and uncertainties, including those discussed above, actual events or results, the ultimate business or activities of Hashdex and its investment vehicles or the actual performance of Hashdex, its investment vehicles, or digital tokens may differ materially from those reflected or contemplated in such forward-looking statements. As a result, investors should not rely on such forward- looking statements in making their investment decisions. No governmental authority has opined on the merits of Hashdex’s investment vehicles or the adequacy of the information contained herein.

This material is not an offer or solicitation of any kind to buy or sell any securities outside of the United States of America.

The Fund is a series of the Tidal Commodities Trust I (the "Trust"). The sponsor to the Fund is Tidal Investments LLC (the "Sponsor"), which receives a management fee. The Sponsor is registered as a commodity pool operator ("CPO") and a commodity trading adviser ("CTA") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). Hashdex Asset Management Ltd. ("Hashdex") will serve as the Fund's Digital Asset Adviser and will assist the Sponsor and Tidal ETF Services LLC (the "Support Agent") with research and investment analysis regarding bitcoin and bitcoin markets for use in the marketing of the Fund. Hashdex will also provide the Fund with marketing services including, but not limited to, branding, the issuance of press releases, preparation of website data content, holding promotional webinars and engaging in promotional activities through social media outlets.

Hashdex has no responsibility for the investment or management of the Fund's investment portfolio or for the overall performance or operation of the Fund.

For more information pertaining to the relationship of companies involved in the Fund please read the prospectus.